Exhibit 4.3

ELBIT SYSTEMS LTD.
Compensation Policy for Executive Officers and Directors
(As Approved on September 19, 2024)

Table of Contents
Page
Overview and Objectives                                 A - 3
Compensation Structure and Instruments                        A - 5
Monthly Base Salary                                 A - 5
Cash Bonuses                                     A - 6
Equity-Based Compensation                             A - 9
Reduction of Variable Compensation                        A - 11
Retirement and Termination of Service Arrangements                 A - 11
Indemnification, Exemption and Insurance                         A - 12
Directors Compensation                                 A - 12
Miscellaneous                                    A - 12

Overview and Objectives
Introduction
Elbit Systems Ltd. (“Elbit” or the “Company”) is an international high technology company with headquarters in Israel, engaged in a wide range of defense, homeland security and commercial programs throughout the world, operating businesses in Israel, North America, Europe, Asia-Pacific and Latin America. Elbit is a global company and the majority of its revenues derive from sales outside of Israel. Elbit's major customers are governmental agencies as well as major global companies engaged in the supply of defense, homeland security and commercial aviation systems to governmental agencies and platform manufacturers. Elbit's main competitors are international global companies based in Israel, the U.S. and Europe.
This document (“Compensation Policy” or “Policy”), sets forth the Compensation Policy for Elbit's Executive Officers and Directors, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”).
For purposes of this Policy, “Executive Officers” shall mean Elbit’s President and Chief Executive Officer (“CEO”) and Elbit’s Executive Vice Presidents (“EVPs”), who are “office holders” as such term is defined in Section 1 of the Companies Law, but excluding, unless otherwise expressly indicated herein, the members of Elbit's Board of Directors (the “Directors” and the “Board”, respectively).
Appropriate and balanced compensation are key components of Elbit’s overall human capital strategy to attract, retain, reward and motivate highly skilled individuals to act in the best interest of the Company, its shareholders and other stakeholders and assist Elbit in reaching its business and financial long-term goals.
In preparing this Compensation Policy, the Compensation Committee and the Board, using the assistance of external advisors, have taken into account, among other factors:
▪Elbit’s unique characteristics as a company operating in the field of development, manufacturing and enhancement of defense and other high technology systems, and as a company which is traded on the Nasdaq Global Select Market, as well as on the Tel-Aviv Stock Exchange;
▪The qualities, skills, background, experience, business responsibilities and past performance of the current Executive Officers as well as the qualities, skills, background experience and other parameters that Elbit deems appropriate for any new Executive Officer;
▪The terms of the employment agreements and arrangements with the Company's current Executive Officers.
This Compensation Policy shall apply to compensation agreements and arrangements entered into by the Company with an Executive Officer or a Director following approval of the Policy as required by the Companies Law and will continue to be in effect until the Policy’s expiration in accordance with the provisions of the Companies Law. This Compensation Policy is not intended to affect current agreements nor affect obligatory customary practices (if applicable) between the Company and its Executive Officers or Directors as such may exist prior to the approval of this Compensation Policy.
The Compensation Committee and the Board shall periodically review and reassess the adequacy of this Policy to ensure that its provisions and implementation are aligned with Elbit’s compensation philosophy and applicable regulatory requirements.
Elbit’s Values
Elbit is an international high technology company engaged in a wide range of programs throughout the world, aspiring to be a world leading source of innovative technology-based systems for diverse defense and commercial applications.

Throughout the course of its business, Elbit follows its guiding values of integrity, excellence, innovation, leadership, teamwork and synergy. These values enable Elbit to foster an environment that nurtures innovation, creativity and technological leadership, enabling Elbit to thrive as a leading company in its areas of operation, developing and manufacturing best in class systems and maintaining customer satisfaction.
Elbit’s values caused Elbit to emphasize the welfare of its employees and their importance to Elbit’s success, including its Executive Officers, since the Executive Officers are tasked with leading the implementation of the Company’s strategy and driving its day-to-day behavior and decisions. Elbit believes that excellent people are the key to achieving its vision and therefore employs a world-class, motivated, team-spirited workforce, creating a dynamic atmosphere in which employees may flourish and reach their highest potential.
Compensation Objectives
The Compensation Policy, as approved by the Compensation Committee and the Board, is a reflection of the long-time practices and strategy of Elbit and is intended to align with Elbit’s strategy to attract, motivate and retain highly capable personnel who will lead the successful execution of Elbit’s strategy and act in the best interests of the Company and its stakeholders, while also supporting a performance culture that is based on merit, differentiates and rewards excellent performance, while recognizing Elbit’s core values, including the value of integrity and ethics of Elbit’s management personnel. To that end, this Policy is designed, among other purposes:
▪To promote the attraction, retention and motivation of Executive Officers: Elbit competes with both Israeli based and global companies to attract and retain highly skilled professionals with the necessary capabilities to promote innovation, creativity, manage its complex business and worldwide operations and execute its strategy. To that end, this Policy aims to provide Elbit’s Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity-based incentive programs and benefits, in order to promote retention and provide each Executive Officer with motivation to advance within the organization;
▪To incentivize superior individual excellence: Elbit aims to incentivize its Executive Officers by creating a strong link between their compensation and performance. Therefore, a portion of the total compensation package provided to Elbit’s Executive Officers is based on measures that reflect Elbit’s short and long-term goals and performance, as well as the Executive Officer’s individual performance and the impact on the Company's value creation. In order to strengthen the link between compensation and performance, Elbit defines clear, measurable quantitative and qualitative objectives that, together, are designed to improve Company results;
▪To align the interests of the Executive Officers with the long-term performance of the Company: In order to motivate Executive Officers to focus on the long-term objectives and performance of the Company, a portion of the compensation package granted to Elbit’s Executive Officers is awarded in the form of equity-based compensation, thus creating a direct link between the interests of Executive Officers and the long-term value creation and total returns of the Company’s shareholders; and
▪To provide a risk management tool: This Policy is structured in a manner that creates an incentive to deliver high performance (over both the short and long-term) while taking into account Elbit’s risk management philosophy and avoiding undue pressure to take excessive risks, thus encouraging a balanced and effective risk taking approach. Elbit’s compensation elements are designed to reduce incentives to expose the Company to imprudent risks that may harm Elbit or its shareholders in the short and long-term. This is achieved by using tools such as (i) placing maximum thresholds on eligibility for short and long-term incentives; (ii) using compensation vehicles with diverse performance measures; (iii) granting equity-based compensation that has long-term vesting schedules, which tie the awards to a longer performance cycle; and (iv) requiring clawback of compensation payments in certain circumstances or as required by applicable regulation.

The Compensation Policy is intended to provide a framework which is broad enough to allow the Compensation Committee, the Board and the CEO, as applicable, to determine a personal compensation plan or a certain compensation component for each of Elbit’s Executive Officers, in light of the specific circumstances and the requirements of the Company, which would be in the best interests of the Company, its employees, its shareholders and other stakeholders, all in accordance with Elbit’s long-term strategy as provided in this Compensation Policy.
Compensation Structure and Instruments
Compensation instruments under this Compensation Policy may include the following:
▪Monthly base salary;
▪Benefits;
▪Cash bonuses;
▪Equity-based compensation; and
▪Retirement and termination of service arrangements.
Variable Compensation Ratio
Elbit aims to balance the mix of “Fixed Compensation” (comprised of Base Salary and Benefits, on an annual basis) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Elbit’s short and long-term goals while taking into consideration Elbit’s need to manage a variety of business risks.
The pay mix ratio between the Fixed Compensation and Variable Compensation is such that the total Variable Compensation of each Executive Officer shall not exceed 85% of the total compensation package of such Executive Officer, on an annual basis. This pay mix ratio supports the core principles of Elbit's compensation philosophy of compensating for performance and aligning Executive Officers’ interests with those of the Company and its shareholders. The above pay mix ratio may vary somewhat in any given calendar year due to fluctuations in the NIS/USD exchange rate. The Compensation Committee and Board believe that such ratio expresses the appropriate compensation mix in the event that all performance objectives are achieved and assumes that all compensation elements are granted with respect to a given year.
Intra-Company Compensation Ratio
In the process of formulating this Policy, Elbit’s Compensation Committee and the Board have examined the ratio between employer costs associated with the engagement of the Executive Officers and Directors and the average and median employer costs associated with the engagement of the other employees of Elbit, as required pursuant to the Companies Law, (the “Ratio”). The Compensation Committee and Board believe that the current Ratio does not adversely impact the work environment in Elbit.
The possible ramifications of the Ratio in the work environment of Elbit will continue to be examined from time to time in order to ensure that levels of executive compensation, as compared to that for the overall workforce, will not have a negative impact on work relations in Elbit.
Monthly Base Salary
The monthly base salary (“Monthly Base Salary”) provides stable compensation to Executive Officers, allowing Elbit to attract and retain competent executive talent and secure continuity of a stable management team. Monthly Base Salaries vary among Executive Officers, and are individually determined taking into account the educational background, prior vocational experience, qualifications, role, business responsibilities and the past performance of the Executive Officer.

The maximum Monthly Base Salary paid to Elbit's Executive Officers shall not exceed:
(a)With respect to the CEO – 300,000 NIS, linked to the increase in the Israeli Consumer Price Index (the “CPI”); and
(b)With respect to an EVP – 200,000 NIS, linked to the CPI.

Benefits
The following benefits may be granted to Elbit’s Executive Officers (“Benefits”), in order, among other things, to comply with legal requirements and to attract, motivate and retain high level professionals:
▪Vacation days in accordance with market practice and applicable law;
▪Sick days in accordance with market practice and applicable law;
▪Convalescence pay according to applicable law;
▪Monthly remuneration for a study fund, as allowed by applicable tax law and with reference to Elbit’s common practices as well as common market practice;
▪Contribution by Elbit on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable tax law and with reference to Elbit’s policies and procedures and common market practice;
▪Contribution by Elbit on behalf of the Executive Officer towards work disability insurance, as allowed by applicable tax law and with reference to Elbit’s policies and procedures and common market practice;
▪Car, communication and other customary Benefits, including their gross-up for tax purposes; and
▪Reimbursement for work-related expenses incurred as part of their activities, including without limitations, meeting participation expenses, travel expenses, including a daily stipend when traveling and accommodation expenses, provided, however, that such reimbursement shall be determined in accordance with Elbit’s policies and procedures.
Cash Bonuses
Annual Bonuses
General
Elbit has implemented an annual pay-for-performance bonus plan (“Annual Bonus”) based on quantitative and qualitative criteria which has proved to be effective in incentivizing its executives and employees. The Annual Bonus component aims to align and unify Elbit’s Executive Officers in reaching Elbit’s short and long-term goals. Annual Bonuses are, therefore, a strictly pay-for-performance element, as payout eligibility and levels are determined based on financial, business and operational results, as well as individual performance.
Elbit’s policy is to allow Annual Bonuses, which may be awarded to an Executive Officer, for each fiscal year, upon the attainment of pre-set periodical objectives and personal targets taking into consideration the Executive Officer’s educational background, prior vocational experience, qualifications, role, business responsibilities and performance. The Annual Bonuses objectives are intended to drive motivation and performance continuously higher, but remaining subject to a maximum payout ceiling which is intended to serve as a risk management tool.

Pre-Conditions for the Payment of Annual Bonus
The payment of the Annual Bonus to Executive Officers for any particular fiscal year shall be subject to the fulfillment (in addition to the fulfillment of the applicable objectives set forth below as the case may be) of any one of the following criteria (“Awarding Criteria”): (a) that the Non-GAAP Net Profit attributable to shareholders (“Non-GAAP Net Profit”) of Elbit for that fiscal year as reflected in Elbit’s published full-year financial results (“Annual Financial Results”) is at least 80% of Elbit's Non-GAAP Net Profit for the preceding fiscal year; or (b) that Elbit's Non-GAAP Net Profit for that fiscal year is at least 80% of the Non-GAAP Net Profit in Elbit's annual budget as approved by the Board for such fiscal year.
Annual Bonus - CEO
The Compensation Committee and the Board have determined that with respect to the CEO, the most appropriate quantitative objectives, which most align the interests of the CEO with the long-term performance of the Company, are the financial objectives of Non-GAAP Net Profit and Operating Cash Flow.
Accordingly, subject to the Company reaching the Awarding Criteria the CEO will be awarded an Annual Bonus in an amount equal to the following (“CEO's Annual Bonus”), but not exceeding $2,000,000 (“Maximum CEO’s Annual Bonus”):
•0.4% of Elbit’s Non-GAAP Net Profit as reflected in Elbit’s Annual Financial Results for the relevant fiscal year, plus
•if both the Operating Cash Flow Goal and the Actual Operating Cash Flow (as both terms are defined below) are positive - 0.1% of the Non-GAAP Net Profit as reflected in Elbit’s Annual Financial Results for the relevant fiscal year, multiplied by the Operating Cash Flow Factor (as defined below).
The Operating Cash Flow Factor shall mean the amount of net cash provided by operating activities (“Operating Cash Flow”) as reflected in Elbit’s Annual Financial Results for the relevant fiscal year (“Actual Operating Cash Flow”), divided by the Operating Cash Flow in Elbit's annual budget as approved by the Board for such fiscal year (“Operating Cash Flow Goal”).
The CEO's Annual Bonus amount shall be calculated on the date that the Board approves the applicable Annual Financial Results (“Annual Determination Date”).
Upon approval by the Board of the financial results for the first half of an applicable fiscal year (“Semi-Annual Financial Results”), Elbit may provide its CEO with an advance payment on account of the CEO's Annual Bonus for that respective year, in an amount which shall not exceed a sum equal to 0.4% of Elbit’s Non-GAAP Net Profit as reflected in Elbit’s Semi-Annual Financial Results (“CEO's Advance Payment”).
In the event that on the Annual Determination Date the Compensation Committee determines that the paid CEO's Advance Payment exceeded the amount of the CEO's Annual Bonus for that fiscal year, the CEO shall return the excess amount within thirty (30) days from the Annual Determination Date.
Annual Bonus - EVPs
Elbit’s EVPs Annual Bonuses shall be based on achievement of personal performance measures determined for each EVP. The personal performance measures will be recommended by the CEO on the basis of the following objectives and be approved by the Compensation Committee and the Board:
▪Financial objectives such as, without limitation, revenue, profit, sales, cash flow, order backlog and generation of additional value, which shall account for 50% - 100% of the performance measurements.

▪Business, operating and other objectives such as, without limitation, initiation of new markets, growth of certain business fields, facilitation of transactions, acquisitions/sales of business operations, human resources development, managing legal proceedings, customer satisfaction, ESG and compliance which shall account for up to 50% of the performance measurements.
As an exception to the aforementioned guidelines, in cases of EVPs at the Company’s headquarters, the financial objectives may account for 25%-100%, and the business, operating and other objectives may account for up to 75%.
For each of the EVPs the weight of the objectives detailed above shall total 100%.
In circumstances determined by the Compensation Committee and the Board to be special (e.g., in case of regulatory changes or significant changes in Elbit’s business environment), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the fiscal year.
Simultaneously with the determination of the personal objectives and their respective weight for each EVP, the Compensation Committee and the Board, based on the recommendations of the CEO, shall also set forth the amount that will be paid to the respective EVP for achieving 100% of his or hers performance measures (“EVP's Target Annual Bonus”).
On the Annual Determination Date, the Annual Bonus payable to each EVP will be calculated by multiplying the score of that EVP with respect to meeting his or her objectives for that year with his or her Target Annual Bonus. Subject to the Company reaching the Awarding Criteria, the amounts accruing from the above calculations, with respect to each EVP, shall be paid to the applicable EVP.
The Company may pay to an EVP an Annual Bonus in an amount exceeding the EVP's Target Annual Bonus in case the EVP's achievement exceeds 100% of his or hers performance measures for that fiscal year provided however that the maximum Annual Bonus amount payable to an EVP will not exceed an amount equal to nine (9) Monthly Base Salaries (“EVP's Maximum Annual Bonus”).
Upon approval by the Board of the Semi-Annual Financial Results, Elbit may provide the EVPs with an advance payment on account of their Annual Bonuses, which shall be calculated by calculating the score of that EVP with respect to meeting his or her objectives on an half year basis and provided that the amount paid shall not exceed a sum equal to 50% of the respective Target Annual Bonus (“EVP's Advance Payment”).
In the event that on the Annual Determination Date the Compensation Committee determines that any paid EVP's Advance Payment exceeded the amount of the EVP's Annual Bonus for that fiscal year, the respective EVP shall return the excess amount within thirty (30) days from the Annual Determination Date.
Pro Rata Annual Bonus Payments
Should the employment of an Executive Officer terminate prior to the end of a fiscal year, the Company may pay such Executive Officer his or her pro rata share of that year’s Annual Bonus, based on the period such Executive Officer was employed by the Company.
Managerial Evaluation Bonus
Elbit may grant an EVP an annual managerial evaluation bonus in an amount of up to three (3) Monthly Base Salaries (“Managerial Evaluation Bonus”). Managerial Evaluation Bonuses will be awarded based on the recommendation of the CEO and the approval of the Compensation Committee and the Board on the grounds, among others, of non-financial qualitative individual performance measures, and taking into consideration the EVP's long-term contribution to the Company and his or her performance during the fiscal year for which such Managerial Evaluation Bonus is granted. Managerial Evaluation Bonuses may be granted to EVPs in addition to their respective Annual Bonuses.

Special Bonus
In order to respond effectively to events or occurrences that may have a special positive impact on the Company and are the result of special efforts or achievements of an Executive Officer, Elbit may, with the approval of the Compensation Committee and the Board, grant its Executive Officers a special cash bonus as an award for special achievements (such as, but not limited to, in connection with securities offerings or generating extraordinary profit), based on quantitative and/or non-quantitative criteria which shall be determined by the Compensation Committee and Board (“Special Bonus”).
The Special Bonus for an individual Executive Officer, shall not exceed the higher of (i) 1% of the added value generated to the Company in light of the Executive Officer’s contribution as reflected from a valuation conducted by the Company or (ii) 12 Monthly Base Salaries. A Special Bonus may be granted to Executive Officers in addition to an Annual Bonus and/or a Managerial Evaluation Bonus paid pursuant to this Compensation Policy, provided that on an annual basis (a) the aggregate amounts payable to an EVP as Annual Bonus, Managerial Evaluation Bonus and Special Bonus shall not exceed in the aggregate an amount equal to fifteen (15) Monthly Base Salaries and (b) the Variable Compensation of the CEO shall not exceed the aggregate of the Maximum CEO’s Annual Bonus and the Maximum CEO’s Equity Amount (as defined below).
In addition, a Special Bonus to the CEO based on non-quantitative criteria shall not exceed (1) on an annual basis, an amount equal to the higher of three Monthly Base Salaries or 25% of the Variable Compensation and (2) for every period of three calendar years, beginning in 2021, an aggregate amount equal to twelve Monthly Base Salaries.
Signing Bonus
At the Compensation Committee’s and Board’s discretion, Elbit may grant a newly recruited EVP a signing bonus (“Signing Bonus”). The Signing Bonus will not exceed six (6) Monthly Base Salaries of the EVP. In the event the employment of that EVP is terminated within twenty-four (24) months from the start date of employment, Elbit may elect to recover the Signing Bonus in full or in part, at the Compensation Committee’s and Board’s discretion.
Compensation Recovery (“Clawback”)
In the event of an accounting restatement which is not the result of changes in applicable financial reporting standards, Elbit shall be entitled, unless the Compensation Committee and the Board have determined that in the specific case it would be impossible, impractical or not commercially or legally feasible, to recover from its Executive Officers the bonus compensation, net of taxes, which exceeded the amount which would have been paid under the financial statements, as restated, provided that such restatement has occurred within 36 months of the bonus payment. The manner of recovery, including making payment in installments, date of payments, linkage, etc., shall be determined by the Compensation Committee and the Board.
In addition, subject to applicable law, in the event of a dismissal for cause of an Executive Officer due to his or her breach of fiduciary duty to the Company, among other remedies, Elbit shall be entitled to recover from such Executive Officer the bonus compensation paid to him or her in the preceding 12 month period, net of taxes.
Nothing herein shall derogate from any other clawback or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable laws, the listing rules, or under any other applicable clawback policy approved by the Board (including without limitation the Policy Regarding Recovery of Erroneously Awarded Compensation approved by the Board in November 2023, as may be amended from time to time).

Equity-Based Compensation
Any equity-based compensation plan of the Company for its employees that includes Elbit’s Executive Officers (“Company Equity-Based Compensation Plan”) will be designed in a manner consistent with the underlying Company's objectives, with its main goals being to enhance the alignment between the Executive Officers’ interests and the long-term interests of Elbit and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over a period of several years, their incentive value to recipients is aligned with longer-term strategic goals.
The equity-based awards under a Company Equity-Based Compensation Plan may be granted from time to time to an Executive Officer and be individually determined and awarded taking into consideration the performance, qualifications, role and the personal responsibilities of the Executive Officer.
The equity-based awards offered by Elbit to its Executive Officers during the term of this Compensation Policy may be in a form of share options both regular options and/or under a cashless mechanism, subject to applicable laws including the Israeli Income Tax Ordinance [New Version] of 1961 as may from time to time be amended (the “Ordinance”) and the terms of such Company Equity Based Compensation for its Executive Officers will be such as required for compliance with Section 102 of the Ordinance, under the “capital gain tax route”, and other rights granted with respect to such Options as well as compliance with the Israeli Income Tax Rules (Tax Relief in Issuance of Shares to Employees) 2003, as amended from time to time.
The exercise/grant price of an equity-based award granted to an Executive Officer under a Company Equity- Based Compensation Plan shall be the higher of: (a) the average price of Elbit’s shares listed on the Tel-Aviv Stock Exchange in the thirty (30) days prior to the “Date of the Board Resolution”. The “Date of the Board Resolution” shall mean, unless otherwise determined by the Board, the date of the Board resolution with regards to the grant; or (b) the price of Elbit's shares listed on the Tel Aviv Stock Exchange on the last trading day preceding the Date of the Board Resolution. The exercise/grant price as aforesaid will be determined in U.S. Dollars.
All equity-based awards granted to Executive Officers shall be subject to vesting periods determined to promote long-term retention of the awarded Executive Officers. Grants to Executive Officers shall vest gradually over a minimal period of four (4) years, where the first portion of equity-based compensation will vest at least two (2) years following the later of (the “Grant Date”): (i) the Date of the Board Resolution; (ii) the first trading day after a period of thirty (30) days has elapsed from the date the Company has filed with the Israeli Tax Authorities the Company Equity-Based Plan under which the respective equity-based award is granted; or (iii) where applicable - the date on which the required corporate approvals allowing such grant have been obtained and, where applicable, other conditions set by the Board were met. The Board may also set additional conditions for vesting. The aggregate exercise period of an equity-based award granted to an Executive Officer shall be determined in accordance with the Company's Equity-Based Compensation Plan, and shall not exceed a period of ten (10) years from the Grant Date.
The Company Equity-Based Compensation Plan may include customary terms with regards to equity based awards granted, including customary adjustments for dividends, bonus shares, capital modifications (reverse stock split, stock split, etc.), rights offering restructuring (split, merger, etc.), and the like. In addition, such Company Equity-Based Compensation Plan may include terms and conditions allowing, subject to approvals by the Compensation Committee and the Board, acceleration (subject to the clarification below), continued vesting and exercisability of equity based awards as well as post termination exercise period for vested options following termination of employment of Executive Officers for no cause, or as a result of death or disability.
With respect to options granted under a Company Equity-Based Compensation Plan after the entry into effect of this Compensation Policy, the Board may approve acceleration of the vesting of such options in any of the following cases only, at its discretion (and such acceleration shall not be automatic): (i) death, disability or medical condition of an Executive Officer; (ii) change of control of the Company as a result of which the Company's shares are no longer listed on a stock exchange; (iii) acceleration of the next unvested portion in case of termination of employment of an Executive Officer, provided that either: (a) the termination of employment results from a change of control of the Company; or (b) the termination results from a retirement of an Executive Officer who has served the Company (or any of the Company’s subsidiaries) for at least ten (10) years and provided that no more than one (1) year of the vesting period remains.

Except in the circumstances stated below, the aggregate benefit embedded in equity based awards granted under a Company Equity -Based Compensation Plan during the period of this Compensation Policy, calculated in accordance with an acceptable valuation method (such as the Monte Carlo, Black-Scholes and Binominal options pricing models), at the date of grant, shall not exceed, with respect to the CEO, the amount of $3,500,000, per year (“Maximum CEO’s Equity Amount”) and with respect to an EVP an amount of $1,100,000, per year.
The maximum dilution as a result of equity-based awards granted to Elbit’s Executive Officers under Company Equity-Based Compensation Plans during the term of this Compensation Policy, shall not exceed 3% of Elbit’s issued and outstanding share capital, on a fully-diluted basis.
Notwithstanding the aforementioned, the Compensation Committee and Board may approve a one-time increase of the Maximum CEO's Equity Amount during the period of this Policy, by up to $1,000,000, to allow the grant of performance-based options to the CEO, which will include an exceptional significant strategic goal, the achievement of which is expected to benefit the Company, as may be determined by the Compensation Committee and Board. For such purpose, the value of the benefit embedded in the performance-based options will be calculated as of the date of grant by an external evaluator in accordance with an acceptable valuation method (such as the Monte Carlo, Black-Scholes or Binominal options pricing models), taking into account among other factors, the additional risk related to fulfillment of the Special Condition.1
Reduction of Variable Compensation
Subject to the terms of the employment agreements and arrangements with the Company's Executive Officers and the rights embedded therein as well as to applicable law, the Compensation Committee and the Board may reduce any Variable Compensation to be granted to an Executive Officer due to circumstances determined by the Compensation Committee and the Board.
Retirement and Termination of Service Arrangements
Severance Pay
For Executive Officers who have served in the Company (including in any of the Company’s subsidiaries) for at least ten (10) years, Elbit may provide, upon termination of employment of an Executive Officer (excluding termination for cause entitling the Company to terminate employment without severance pay pursuant to applicable law), in addition to the amounts provided by law, severance pay as follows:
In the case of the CEO – an amount equivalent to the last paid Monthly Base Salary multiplied by the years of employment with the Company.
In the case of an EVP – up to 50% of the amount resulting from multiplying the last paid Monthly Base Salary by the years of employment with the Company.
Advanced Notice Period
Elbit may provide an Executive Officer advance notice of termination of up to six (6) months, during which period such Executive Officer will be entitled to receive his or her Monthly Base Salary and Benefits and, unless otherwise determined by the Company, be required to continue to perform his or her duties.
The Company may also grant such Executive Officer all or part of his or her Annual Bonus and the advance period will be considered for the purpose of the vesting period for any equity based awards granted to the Executive Officer under a Company Equity-Based Compensation Plan.
1Accounting standards require that the value of the benefit embedded in the performance-based options be calculated differently for purposes of the Company’s financial statements.

Adjustment Period/Retirement Grant
For Executive Officers who have served in the Company for at least three (3) years, Elbit may provide an adjustment period (“Adjustment Period”) of, or a one-time retirement grant (“Retirement Grant”) equivalent to, up to six (6) months during which such Executive Officer may receive, in the case of the CEO, six (6) Monthly Base Salaries plus Benefits and in the case of an EVP – up to six (6) Monthly Base Salaries.
The Company may determine to pay the amounts payable for the Adjustment Period as aforesaid as a one-time Retirement Grant or in monthly payments, at the Company's discretion.
The total periods or amounts payable for Severance Pay, Advanced Notice and/or Adjustment Period/Retirement Grant to be paid to an Elbit’s EVP as aforesaid shall be determined taking into consideration his or her seniority in the Company, performance during employment, contribution to Elbit achieving its goals and the circumstances of retirement or termination.
The amounts payable for Severance Pay and/or Adjustment Period/ Retirement Grant exceeding the amounts required by law, may be granted in consideration for the Executive Officer’s undertaking to refrain from competing with Elbit for a certain period of time following termination.
In case of a commitment by Elbit made after the entry into effect of this Compensation Policy, to provide to an Executive Officer Severance Pay, Advanced Notice (other than an Advanced Notice during which period the Executive Officer is required to continue to perform his or her duties) and/or Adjustment Period/Retirement Grant, the aggregate sum of all such amounts provided to the Executive Officer shall not exceed an amount equal to twelve (12) months cost of salary of such Executive Officer (in addition to the amounts provided by law).
Indemnification, Exemption and Insurance
Elbit may indemnify its Executive Officers and Directors to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Executive Officer or the Director (including “run-off” insurance policy), as provided in an indemnity agreement between such individuals and Elbit, all subject to applicable law and the Company’s articles of association.
Elbit may also exempt its Executive Officers and Directors from liability for violating the duty of care to the Company) provided that an exemption shall not apply with respect to a decision or transaction in which a controlling shareholder, Executive Officer or Director of the Company (even a different one than the one who is exempted) has a personal interest), all subject to applicable law and the Company’s articles of association.

Without derogating from the above, Elbit may purchase, from time to time, during the term of this Policy, directors and officers liability insurance for its Directors and Executive Officers. The coverage limit under each insurance policy which shall be purchased by Elbit shall not exceed $250 million. The insurance policy terms, as well as the premium paid by the Company shall reflect the current market conditions with respect to the Company and the nature of its operations.
Directors Compensation
The compensation of the Company’s Directors (including external Directors and independent Directors) may be up to the maximum pay allowed under the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (“Compensation of Directors Regulations”).
Notwithstanding the above, taking into account the additional tasks imposed on the Chair of the Board and the additional time that the Chair of the Board is required to devote to promote the Company's activities, Elbit may pay the Chair of the Board, on top of the per-meeting payment, an annual compensation of up to five (5) times the annual compensation paid to Elbit's external Directors in accordance with the Compensation of Directors Regulations.

Elbit’s external and independent Directors are entitled to reimbursement of expenses in accordance with the Compensation of Directors Regulations. Elbit’s Directors, excluding external and independent Directors, may be entitled to reimbursement of work-related expenses, including meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses, provided, however, that such reimbursement shall be determined in accordance with Elbit’s policies and procedures
Miscellaneous
This Policy is designed solely for the benefit of Elbit. Nothing in this Compensation Policy shall be deemed to grant any of Elbit’s Executive Officers, Directors or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements.
This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from the Company’s articles of association.
This Policy is not intended to affect current agreements nor affect obligating customs (if applicable) between the Company and its Executive Officers or Directors as such may exist prior to the approval of this Compensation Policy.
In the event of amendments made to the Companies Law or any regulations promulgated thereunder providing relief in connection with Elbit’s compensation to its Executive Officers and Directors, Elbit may elect to act pursuant to such relief without regard to any contradiction with this Policy.
*********************